UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 7)

F-STAR THERAPEUTICS, INC.

(Name of Subject Company)

F-STAR THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30315R107

(CUSIP Number of Class of Securities)

Eliot Forster, Ph.D.

Chief Executive Officer

Eddeva B920

Babraham Research Campus

Cambridge, CB22 3AT, United Kingdom

+44-1223-497400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

William C. Hicks, Esq.

Matthew J. Gardella, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

(617) 542-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 to Schedule 14D-9 (the “Amendment”) amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by F-star Therapeutics, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on July 7, 2022 relating to the offer by invoX Pharma Limited, a private limited Company organized under the laws of England and Wales (“Parent”), Fennec Acquisition Incorporated, a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Parent, and Sino Biopharmaceutical Limited, a company organized under the laws of the Cayman Islands (“Guarantor”) to acquire any and all of the issued and outstanding shares of Common Stock (the “Company Shares”), at a purchase price of $7.12 per Company Share (the “Offer Price”), net to the seller thereof in cash, and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 7, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 2. Identity and Background of Filing Person.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Two new sentences are hereby added to the end of the fifth paragraph under the subsection entitled “—Tender Offer” on page 2:

“On November 20, 2022, the Company, Purchaser and Parent entered into Amendment No. 1 to the Merger Agreement to extend the End Date from November 19, 2022 to December 19, 2022.”

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

The subsection of Item 3 of the Schedule 14D-9 entitled “—Arrangements with Purchaser, Parent and their Affiliates—Merger Agreement” is hereby amended and supplemented by adding the following paragraph:

“As previously described, the Merger Agreement may be terminated by either party, subject to certain exceptions, if any of the Offer conditions are not satisfied or waived by Purchaser on or before the End Date. On November 20, 2022, the Company, Purchaser and Parent entered into Amendment No. 1 to the Merger Agreement to extend the End Date from November 19, 2022 to December 19, 2022. The parties are in discussions with the Committee on Foreign Investment in the United States (CFIUS) regarding the Transaction and have extended the End Date to provide for additional time to satisfy the Foreign Investment Condition with respect to CFIUS.

Previously, the regulatory body in the United Kingdom, where the Company is based, cleared the voluntary notice filing regarding the transaction under UK’s foreign investment regulations.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

A new paragraph under the subsection entitled “—Extension of Offer Expiration Date” is hereby added as set forth below:

“On November 21, 2022, Purchaser, Parent and Guarantor extended the Offer to 5:00 p.m., Eastern Time, on December 2, 2022, unless further extended. The Offer was previously set to expire at 5:00 p.m., Eastern Time, on November 18, 2022. The Expiration Date is being extended in order to facilitate ongoing CFIUS review of the proposed transaction. The Depositary has advised Purchaser, Parent, and SBP that, as of 5:00 p.m., Eastern Time, on November 18, 2022, 14,707,009 Shares had been validly tendered into and not properly withdrawn from the Offer, representing approximately 66.88% of the outstanding Shares, and an additional approximately 2,174,854 Shares tendered pursuant to a notice of guaranteed delivery.”

Item 9. Exhibits.

Exhibit No.	Description

(e)(16)*	Amendment No. 1 to Agreement and Plan of Merger, dated November 20, 2022.

*Filed	herewith.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

F-star Therapeutics, Inc.

By:	/s/ Darlene Deptula-Hicks
Name: Darlene Deptula-Hicks
Title: Chief Financial Officer

Dated: November 21, 2022

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